Exhibit 99.1

Springview Holdings Ltd Announces Pricing of Initial Public Offering

Singapore, October 16, 2024 -- Springview Holdings Ltd (the “Company” or “Springview”), a company that designs and constructs residential and commercial buildings in Singapore, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on October 17, 2024 under the ticker symbol “SPHL.”

The Company expects to receive aggregate gross proceeds of US$6 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. The Offering is expected to close on or about October 17, 2024, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for business development and marketing activities, hiring and training skilled workforce, and working capital and other general corporate purposes.

The Offering is being conducted on a firm commitment basis. AC Sunshine Securities LLC (“AC Sunshine”) is acting as the underwriter for the Offering. Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Olshan Frome Wolosky LLP is acting as U.S. counsel to AC Sunshine in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-278521) and was declared effective by the SEC on September 30, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from AC Sunshine by email at ib@acsunshine.com, by standard mail to AC Sunshine, 200 E. Robinson Street, Suite 295, Orlando, FL 32801, or by telephone at +1 (689) 689-9686. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Springview Holdings Ltd

Springview Holdings Ltd designs and constructs residential and commercial buildings in Singapore. With an operating history dating back to 2002, the Company has established a positive reputation in the busy Singapore real estate development market through customer relationships. Springview’s projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (A&A), and (iv) other general contracting services. Springview serves individual and independent homeowners in Singapore. With a skilled in-house team of experts, the Company provides a one-stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com